UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66997

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PARTNERCAP SECURITIES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

43 STATION LOOP
(No. and Street)

BLUFFTON	SC	29910
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOHN VAN	615-312-4120	JVAN@PARTNERCAP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP
(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)
12-14-2004		2107	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___John Van_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Partnercap Securities, LLC_____, as of ___12/31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO / FinOp

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PARTNERCAP SECURITIES, LLC

Financial Statements

December 31, 2025

Partnercap Securities, LLC
Table of Contents
December 31, 2025

SUPPLEMENTARY INFORMATION



WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Partnercap Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Partnercap Securities, LLC (a limited liability company) as of December 31, 2025, and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Partnercap Securities, LLC as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Partnercap Securities LLC's management. Our responsibility is to express an opinion on Partnercap Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Partnercap Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060

Supplemental Information

The Computation of Net Capital on page 10 has been subjected to audit procedures performed in conjunction with the audit of Partnercap Securities, LLC's financial statements. The supplemental information is the responsibility of Partnercap Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weisberg, Mole', Krantz & Goldfarb, LLP

We have served as the Partnercap Securities, LLC's auditor since 2009.

Woodbury, New York
March 15, 2026

PARTNERCAP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash and cash equivalents	$	40,108
Receivable from client		27,500
Prepaid expenses and other		8,880
Total assets	$	76,488

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	37,684
Deferred revenue		10,000
Total liabilities	$	47,684
Commitments & contingencies - none		
Members' equity	$	28,804
Total liabilities and members' equity	$	76,488

The accompanying notes are an integral part of the financial statements.

PARTNERCAP SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

REVENUES		
Research fees	$	200,867
Success fees		92,328
Retainer fees		2,500
Interest income & other		6,471
Total revenues	$	302,166
EXPENSES		
Compensation & benefits	$	116,450
Research fees		130,153
Regulatory		12,552
Insurance		690
Professional fees		17,575
General, administrative and other		88,856
Total expenses	$	366,276
Net loss	$	(64,110)

The accompanying notes are an integral part of the financial statements.

PARTNERCAP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2025

Balance at January 1, 2025	$	85,914
Net loss		(64,110)
Member contributions		7,000
Balance at December 31, 2025	$	28,804

PARTNERCAP SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(64,110)
Adjustments to reconcile net loss to net cash used in operating activities:		
None		-
Cash flow from changes in assets and liabilities:		
Decrease in receivables from clients		130,393
Decrease in prepaid expenses and other		20,274
Decrease in accounts payable and accrued expenses		(99,099)
Decrease in deferred revenue		(5,500)
Decrease in commissions payable		(10,000)
Total adjustments		36,068
Net cash used in operating activities	$	(28,042)

CASH FLOWS FROM INVESTING ACTIVITIES

None		-

CASH FLOWS FROM FINANCING ACTIVITIES

Member contributions	$	7,000
Net cash provided by financing activities	$	7,000

Net change in cash and cash equivalents	$	(21,042)
Cash and cash equivalents at beginning of year		61,150
Cash and cash equivalents at end of year	$	40,108

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Interest paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Partnercap Securities, LLC ("the Company"), a Tennessee limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Revenue Recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company enters into agreements to provide marketing and sales services to Investment Advisers ("Adviser") and Private Companies ("PC") whereby the Company agrees to find prospective investors for such Advisers and PCs. The Company may receive a fixed retainer for their marketing and sales efforts and may be reimbursed for certain related expenses. These agreements are generally terminable by either party with sufficient cause and notification. Revenue from these agreements are recognized ratably over the period in which the services are rendered.

In the event the Adviser contracts to provide investment management services to such prospects, the Company may earn a fee based on the management fees charged by the Adviser. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company and the Adviser. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and/or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (continued)

The Company also offers sponsored research services. The company enters into agreements to provide research services to private and public companies in exchange for monthly or quarterly fees. The typical term is for twelve months, which can be terminated after the initial term ends with prior written notice. Revenue is recognized ratably over the period in which the services are rendered.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through March 15, 2026, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

NOTE 2 – INCOME TAXES

The Company is treated as a partnership for income tax purposes. The members of the Company are taxed on their proportionate share of the Company's taxable income. Accordingly, the Company is not subject to federal income taxes. The Company is liable for state franchise and excise taxes which have been provided for in the financial statments.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $16,206 which was $11,206 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 2.94 to 1.

NOTE 4 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

NOTE 6 – CREDIT AND OFF-BALANCE-SHEET RISK

The Company is engaged in various brokerage activities in which counter-parties primarily include investment managers. In the event counter-parties do not fulfill their obligation, the Company may be exposed to risk. The risk of default primarily depends upon the credit worthiness of the counter-party. The Company periodically reviews the credit worthiness of each of the counter-parties. At times, the Company may have cash balances that exceed FDIC insured limits. The Company does not hold any financial instruments with off-balance-sheet risk.

NOTE 7 – TRANSACTIONS WITH RELATED PARTIES

The Company pays commissions to registered representatives, including one of the members, based on the revenues generated by the respective registered representative. At December 31, 2025, the member registered representative was not owed any commissions earned and received, but unpaid.

NOTE 8 – MAJOR CUSTOMER

During the year ending December 31, 2025, the Company had three customers that each accounted for 10% or more of total revenue. However, no single customer accounted for more than 30% of total revenue.

NOTE 9 – SEGMENT REPORTING

Segment Reporting

The Company operates as a broker and dealer in securities providing marketing, sales, advisory and research services to its customers. The financial results of the broker-dealer operations are regularly reviewed by the chief operating decision maker ("CODM") to assess performance and allocate resources. The CODM evaluates the Company's performance based on the collective revenues generated from these services. The Company does not separately allocate operating expenses as these are primarily shared across the overall business. In addition, the CDOM uses excess net capital (Note 3), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. As such, all of the Company's activities and operations are concentrated within this single reportable segment.

Supplementary Information

PARTNERCAP SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2025

NET CAPITAL

Total members' capital	$	28,804
Deduct members' capital not allowable for net capital		-
Total member's equity qualified for net capital	$	28,804

Deductions:

Non-allowable assets	$	(12,598)

Net capital before haircuts on securities positions	$	16,206
Haircuts on securities		-
Net capital	$	16,206

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$	37,684
Deferred revenue		10,000
Total aggregate indebtedness	$	47,684

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	3,179
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
Excess net capital	$	11,206
Net capital less greater of 10% of aggregsate indebtedness or 120% of minimum net capital	$	10,206
Ratio: Aggregate indebtedness to net capital		2.94 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II A of Form X-17A-5 as of December 31, 2025

Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	16,206
No differences		-
Net capital per above	$	16,206



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Partnercap Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Partnercap Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:((2)(i)) (the "exemption provisions") and (2) Partner Capital Group, LLC stated that Partnercap Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2025 without exception. Partnercap Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Partnercap Securities, LLC' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Mole', Krantz & Goldfarb, LLP

Woodbury, New York
March 15, 2026

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060

PartnerCap Securities, LLC

Statement of Exemption From SEC Rule 15c3-3 Report

For the Year Ended December 31, 2025

PartnerCap Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The company claimed an exemption for 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(k) (2) (i).

The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2025 without exception.

I, John Van, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

PARTNERCAP SECURITIES, LLC

By:_____

John Van, Member

Date: March 15, 2026